Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES FILING OF TECHNICAL REPORT
FOR WATERBURY LAKE PROPERTY

Toronto, ON – December 21, 2018 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today announces that it filed a technical report under Canadian Securities Administrators' National Instrument 43-101 Standard of Disclosure for Mineral Projects for the Waterbury Lake property in the eastern portion of the Athabasca Basin of Northern Saskatchewan, Canada (the “Technical Report”). The Technical Report is titled “Technical Report with an Updated Mineral Resource Estimate for the Waterbury Lake Property, Northern Saskatchewan, Canada” with an effective date of December 21, 2018.

The Waterbury Lake property is owned by Denison (65.92%) and Korea Waterbury Uranium Limited Partnership (“KWULP”) (34.06%), as limited partners, and Waterbury Lake Uranium Corporation (“WLUC”) (0.02%), as general partner, in the Waterbury Lake Uranium Limited Partnership (“WLULP”). Denison is the operator of the project and holds a 60% interest in WLUC.

The Waterbury Lake property is host to the J Zone deposit, discovered in 2010, and the Huskie deposit, discovered by Denison in 2017. The Technical Report supports the disclosure of the maiden mineral resource estimate for the Huskie deposit, and incorporates disclosure from a prior technical report dated September 6, 2013 with the mineral resource estimate for the J Zone deposit.

The technical report is posted on the Company's website at www.denisonmines.com and is or will be available under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. This report supports the disclosure made by the Company in the management’s discussion and analysis for the three and nine months ended September 30, 2018 dated November 9, 2018 (the “MDA”) and in the related press release of Denison dated November 12, 2018 (the “Press Release” and with the MDA, the “Disclosure”). There are no material differences contained in the technical report from the information previously disclosed in the Disclosure.

Qualified Persons

The disclosure of a scientific or technical nature regarding the Waterbury Lake property contained in this news release was reviewed and approved by Dale Verran, MSc, P.Geo., Pr.Sci.Nat., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101.

For a description of the data verification, assay procedures and the quality assurance program and quality control measures applied by Denison, please see Denison's Annual Information Form dated March 27, 2018 filed under the Company's profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 90.0% owned Wheeler River project, which ranks as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, Denison's Athabasca Basin exploration portfolio consists of numerous projects covering approximately 320,000 hectares. Denison's interests in the Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture ("MLJV"), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 65.92% interest in the J Zone and Huskie deposits on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and / or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the results of, and estimates, assumptions and projections provided in, the Technical Report; and Denison’s percentage interest in its projects and its agreements with its joint venture partners. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 27, 2018 available under its profile at www.sedar.com and its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.